CONSENT of AUTHOR

TO:    U.S. Securities and Exchange Commission

Dears Sirs/Mesdames:

I, Donald E. Cameron, do hereby consent to the public filing of the written disclosure of the of the technical report titled “Technical Report and updated Resource and Reserve Estimates for the El Cubo Mine, Guanajuato State, Mexico” and dated August 30, 2012 (the "Technical Report") prepared for Endeavour Silver Corp. and to extracts from or a summary of, the technical report contained in the Annual Information Form dated March 28, 2013, the Annual Report on Form 40-F dated March 28, 2013.

I confirm that I have read the Annual Information Form dated March 28, 2013 and the Annual Report on Form 40-F dated March 28, 2013 of Endeavour Silver Corp and that they fairly and accurately represent the information in the technical report.

Dated this 26th day of March, 2013

Donald E. Cameron,
Consulting Geologist